FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	2005 CAPEX Revision Proposed to the Board of Directors, September 2005

2.	Meeting of the Board of Directors – Summary of Deliberations, September 5, 2005

3.	Extract from the Minutes of the 349th Meeting of the Board of Directors, March 7, 2005

4.	Extract from the Minutes of the 350th Meeting of the Board of Directors, March 30, 2005

5.	Extract from the Minutes of the 351st Meeting of the Board of Directors, April 15, 2005

6.	Extract from the Minutes of the 352nd Meeting of the Board of Directors, April 20, 2005

7.	Extract from the Minutes of the 353rd Meeting of the Board of Directors, May 19, 2005

8.	Extract from the Minutes of the 357th Meeting of the Board of Directors, August 3, 2005

9.	Calendar of Corporate Events

10	Market Announcement, September 27, 2005

11.	Decisions from Meeting of the Board of Directors, September 29, 2005 – October 3, 2005

2005 CAPEX

Revision Proposed to the
Board of Directors

September 2005

Department Finance and Investor Relations

Parameters and Indicators

Item	2004		2005
			Original		Revised
•SELIC	17.75%		17.25%		19.75%
•IGP-M	12.41%		4.54%		6.51%
•Annual FX Rate Var. %	-8.13%		7.14%		-2.05%
•Dollar Rate (Dec.)	R$	2.65	R$	3.00	R$	2.60
•Distribution Tariff	14.0%		10.48%		23.88%

2005 CAPEX – Economic Basis

• Revised proposal with 22.4% reduction in the total 2005 investment budget, reflecting adjustments in project schedules.

	Budget Proposal			Execution	%
Description - Values millions R$	Original	Revised	Change %	To July 2005	Executed

TOTAL	2.085,4	1.618,5	(22,4)	453,0	28,0

CEMIG GENERATION/TRANSM.	632,6	540,7	(14,5)	201,8	37,3
Generation	512,4	469,1	(8,5)	194,0	(1,8)
Transmission	120,2	71,6	(40,4)	7,8	10,9

CEMIG DISTRIBUTION	1.282,9	971,6	(24,3)	220,4	22,7
Subtransmission	135,5	81,7	(39,7)	10,1	12,4
Distribution	327,3	319,5	(2,4)	95,3	29,8
Consumer-financed projects	123,0	77,3	(37,2)	49,7	64,3
Luz para Todos project	697,1	446,9	(35,9)	65,3	14,6
• Phase I: Cemig	122,0	187,3	53,5	65,3	34,9
• Phase II: Turn-key Contract	575,1	259,6	(54,9)	—	—
Contingencies	—	46,2	—	—	—

CEMIG HOLDING	169,9	106,2	(37,5)	30,8	29,0

CAPEX - R$ Million (Financial)

Description	Proposed	Revised	% Variation
TOTAL OUTLAY	1.987,8	1.679,1	(15,5)
• Generation/Transmission	569,8	548,9	(3,7)
• Distribution	1.250,8	1.049,1	(16,1)
Subtransmission and Distribution	425,0	400,2	(5,8)
Consumer-financed Projects	123,0	61,8	(49,8)
Light for All Project (Luz para Todos)	702,8	540,9	(23,0)
• Phase I: Cemig	127,7	149,8	17,3
• Phase II: Turn-key Contract	575,1	391,1	(32,0)
Contingencies	—	46,2	—
• Holding	167,2	81,1	(51,5)
• Infovias	48,0	28,1	(41,5)
• Gasmig	5,0	5,0	—
• New Concessions	101,7	43,6	(57,1)
• Others	12,5	4,4	(64,8)
TOTAL RESOURCES	1.987,8	1.679,1	(15,5)
• Help from Consumers	182,2	118,7	(34,9)
• Financing	446,7	360,6	(19,3)
• Eletrobrás	424,2	338,1	(20,3)
• Luz paraTodos - Contracted	66,3	85,5	29,0
• Luz paraTodos - To be Contracted	309,9	187,2	—
• Low-Income Consumers	48,0	65,4	36,3
• State Debentures	22,5	22,5	—
• CEMIG Share	1.358,9	1.199,8	(11,7)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company – Taxpayer no. 17.155.730/0001-64

Meeting of the Board of Directors

Date: September 5, 2005, at 9:00 a.m.

Summary of Deliberations

Resolutions of the Board of Directors of Companhia Energética de Minas Gerais:

Authorization of the procedures necessary for presentation of the documentation for prequalification of Cemig in Auction 001/2005, for grant of a concession to provide public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the basic grid network, as specified in the Invitation to Bid published on August 15, 2005.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 349th meeting of the Board of Directors.

Date, time and place: March 7, 2005, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary – Ary Ferreira Filho.

Summary of events: I- The Board approved:  a) the proposal of the Member of the Board Alexandre Heringer Lisboa, that the Members of the Board authorize their Chairman to call the Annual GSM to be held on April 29, 2005; and also that, in the event the minimum obligatory quorum was not verified, the Chairman was also authorized to effect a second call of the shareholders within the legal period; and, b) the CEMIG’s Technical Feasibility Study – Compensation of Tax Credits, which is the base for the booking of the deferred Tax Credits shown in the Financial Statements relating to the fiscal year of 2004; and, c) the minutes of this meeting.  II- The Board approved and submitted to the appreciation of the Annual GSM the Management Report and the Financial Statements referring to the fiscal year of 2004, and pertinent supplementary documents. III- The Board authorized: a) the signing, as consenting party, of the contracts referring to financing for the construction of the transmission installations for Lot G of ANEEL Auction 001/2003, Montes Claros – Irapé Transmission Line, namely: 1- with Banco do Nordeste do Brasil-BNB, 2- with Banco de Desenvolvimento de Minas Gerais-BDMG, funds of Banco do Nordeste do Brasil-BNB (Market Expansion Program), 3- with Banco de Desenvolvimento de Minas Gerais-BDMG and funds of Banco do Nordeste do Brasil-BNB, 4- with Banco do Nordeste do Brasil-BNB and Banco de Desenvolvimento de Minas Gerais-BDMG, in order to pledge the shares of Companhia Transleste de Transmissão-TRANSLESTE, owned by Companhia Técnica de Engenharia Elétrica-ALUSA and Orteng Equipamentos e Sistemas Ltda.. The contracts mentioned in items 1, 2 and 3 shall be signed by TRANSLESTE with the intervention of ALUSA, Furnas Centrais Elétricas S.A. and ORTENG. The contract mentioned in item 4 shall be signed by ALUSA and ORTENG and shall also have the intervention of FURNAS; b) the advance for a future capital increase of Usina Termelétrica Barreiro S.A., amounting to one million, two hundred thousand reals, and of Cemig PCH S.A., amounting to one million, six hundred and fifty thousand reals, for the execution of the budgets for operation and maintenance expenses, in the period from January to July, 2005, which shall be later submitted to the Annual GSM to be held in 2005, which shall deliberate upon the allocation of CEMIG’s profits; and, c) the signing of the Agreement with Consórcio Construtor Pai Joaquim-CCPJ, with a view to mutually settling rights and obligations referring to the Implementation Contract for the Pai Joaquim Minor Hydroelectric Plant, as well as the Third Amendment to that Contract, without increasing its overall value, in order to correct the application of the Services Tax (ISS) and the Tax on Industrialized Products (IPI).  IV- The Board proposed to the Annual GSM the following allocation of the net profit for the year, amounting to R$1,384,801,000: 1) R$692,400,000 to be distributed in the form of dividends, corresponding to 50% of the net profit for the financial year of 2004, namely: 1.1) dividends in the form of Interest on Equity, amounting to R$510,000,000, as follows: - R$200,000,000 approved by the Board of Directors on June 1, 2004, all shareholders registered in the “Nominative Shares Registration Book” as of June 11, 2004, being entitled to same (CRCA-058/2004); - R$100,000,000 approved by the Board of Directors on August 27, 2004, all shareholders registered in the “Nominative Shares Registration Book” as of September 8, 2004, being entitled to same (CRCA-094/2004); - R$170,000,000 approved by the Board of Directors on November 30, 2004, all shareholders registered in the “Nominative Shares Registration Book” as of December 10, 2004, being entitled to same (CRCA-154/2004); - R$40,000,000 approved by the Board of Directors on December 28, 2004, all shareholders registered in the “Nominative Shares Registration Book” as of January 10, 2005, being entitled to same (CRCA-176/2004);  1.2) supplementary dividends, amounting to R$182,400,000, without Income Tax at Source, all shareholders registered in the “Nominative Shares Registration Book” as of the date of the GSM being entitled to same;  1.3) the dividend payments shall be divided into two semi-annual installments. The first installment of dividends shall be paid on June 30, 2005, in the amount of R$346,200,000, corresponding to the Interest on Equity installment of R$200,000,000 declared on June 11, 2004, the Interest on Equity installment of R$100,000,000 declared on September 8, 2004 and R$46,200,000 relating to part of the Interest on Equity declared on December 10, 2004. The second installment of dividends shall be paid on December 29, 2005, in the amount of R$346,200,000, corresponding to R$123,800,000 to complete the Interest on Equity declared on December 10, 2004, plus the R$40,000,000 of Interest on Equity declared on December 28, 2004 and an amount of R$182,400,000 relating to supplementary dividends. The payment of each of the installments mentioned may be brought forward, in accordance with available cash and at the Executive Committee’s discretion. 2) R$66,834,000 as “Social Profit”, in accordance with the decision of the Annual GSM of April 30, 2002, referring to 5% of CEMIG’s Net Profit for the Year, without including the result of the equity account, to cover expenses according to the allocation specified below:  2.1) R$12,500,000 to the Irapé Hydroelectric Project, to cover the costs related to the environment and land involved in the Declaration of Agreement with the Federal Public Prosecution Service, relating to investments in the financial year of 2005, completing the resources defined by CRCA-047/2002;  2.2) R$16,607,000 to finance the activities of the Minas Gerais Industrial Development Institute (INDI), of which R$11,497,000 referring to the year 2005 and R$5,110,000 to cover part of the costs relating to 2004 which were not allocated out of the “Social Profit” for 2004;  2.3) R$37,727,000 to cover part of the value of the Third Amendment to the Contract for the Irapé Hydroelectric Project, involving adjustments to the investments in the enterprise’s civil construction work, with a present value of R$69,874,000, as approved by CRCA-180/2004. The amounts already approved by the Board of Directors to be invested in the Irapé Project and in the “Light for All” Program shall be compensated in the “Social Profit” of future years.  3) The amount of R$205,809,000 to be allocated to the investments listed below:  3.1) R$38,779,000 to a capital contribution to be made in 2005 to Empresa de Infovias S.A., which, added to the amount of R$9,221,000 of the profit allocated in 2004 but not invested in that year, totals the investment of R$48,000,000 approved in the Budget Proposal for 2005, in accordance with CRCA-179/04;  3.2) R$1,650,000 referring to a capital contribution to be made in 2005 to Cemig PCH S.A., in accordance with the Proposed Resolution of the Board of Directors to be deliberated on at the Meeting of the Board on March 7, 2005;  3.3) R$4,645,000 referring to a capital contribution to Usina Térmica Barreiro S.A., of which R$3,445,000 invested in 2004 (R$1,030,000 approved by CRCA–

089/2004; R$1,350,000 approved by CRCA-113/2004; R$1,065,000 approved by CRCA-156/2004), and R$1,200,000 to be invested in 2005, in accordance with the Proposed Resolution of the Board of Directors, to be deliberated on at the Meeting of the Board on March 7, 2005;  3.4) R$10,341,000 referring to a capital contribution to be made in 2005 to Companhia Transleste de Transmissão, a Special Purpose Company, with a view to the construction of the Irapé-Montes Claros 345 kV Transmission Line, in accordance with CRCA-096/2003 and CRCA-097/2003;  3.5) R$30,000 referring to a capital contribution to be made in 2005 to CEMIG Trading S.A., in accordance with CRCA-096/04; 3.6) R$6,208,000 referring to a capital contribution to be made in 2005 to Companhia Transirapé de Transmissão, for the construction of the Irapé – Araçuaí Transmission Line, in accordance with CRCA-024/05;  3.7) R$6,489,000 for a capital contribution to be made in 2005 to Companhia de Transmissão Centro-Oeste de Minas, for the construction of the Itutinga – Juiz de Fora Transmission Line, in accordance with CRCA-162/04;  3.8) R$137,667,000 for the acquisition of the shareholder control of UHE Rosal Energia, of which R$134,000,000 was disbursed in 2004 and R$3,667,000 to be disbursed in 2005, relating to a difference in the company’s equity verified in its balance sheet between August 31, 2004 and December 31, 2004, in accordance with CRCA-138/2004.  4) R$419,758,000 to be held in the Net Equity with the objective of reinforcing the Working Capital and investments comprising the Investment Budget for 2005, approved by the Board of Directors on December 28, 2004, in accordance with CRCA-179/04.  V- The Board ratified the participation in Auction 002/2004, Lot “B”, Irapé–Araçuaí 230 kV Transmission Line enterprise and other installations linked thereto, with observance of the following:  1- participation in Companhia Transirapé de Transmissão, a Special Purpose Company, formed by CEMIG (24.5%), FURNAS (24.5%), ALUSA (41%) and ORTENG (10%), responsible for the construction, operation and maintenance of the transmission installations of Lot “B” – Irapé-Araçuaí Transmission Line;  2- the signing with the Federal Government, through ANEEL and jointly with Companhia Transirapé de Transmissão, FURNAS, ALUSA and ORTENG, of the concession contract relating to transmission installations of Lot “B” of ANEEL Auction 002/2004;  3- budget forecast for the period of 2005 and 2006, with a view to covering contributions for future capital increases of the affiliate Companhia Transirapé de Transmissão, which shall be submitted to CEMIG’s next Annual GSM.  VI- The Board re-ratified CRCA-134/2004, altering the basis for the direct hiring of Deloitte Touche Tohmatsu for accounting audit services at Consórcio Construtor de Irapé-CCI, from article 24, item II, of Law no. 8666/93 to article 24, item IV, of Law no. 8666/93, the other provisions of that CRCA remaining unchanged.  VII- The matter relating to the participation of the Company in the public tender for the award of the concession for public electric power transmission services, including the construction, operation and maintenance of transmission installations of the “Sistema de Transmission Trocal Del Sistema Interconectado de Chile” was withdrawn from the agenda.  VIII- The Members of the Board Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Haroldo Guimarães Brasil, and José Augusto Pimentel Pessôa voted against the matters relating to the Management Report and the Financial Statements referring to the financial year of 2004, and pertinent supplementary documents, and to the proposal to the 2005 Annual GSM for allocation of the net profit for the year.  IX- The Members of the Board Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, José Augusto Pimentel Pessôa and Haroldo Guimarães Brasil made the unanimous approval of the matter relating to the advance for future capital increases of Usina Termelétrica Barreiro

S.A. and Cemig PCH S.A. conditional upon the approval of the National Electric Power Agency (ANEEL) for transfer of the concession.  X- The Vice-Chairman and the Members of the Board Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Antônio Luiz Barros de Salles, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Aécio Ferreira da Cunha; Directors Flávio Decat de Moura and Celso Ferreira; and Superintendents Luiz Fernando Rolla and Ayres Augusto Álvares da Silva Mascarenhas, commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, José Augusto Pimentel Pessôa, Haroldo Guimarães Brasil, Francelino Pereira dos Santos, Antônio Adriano Silva, Nilo Barroso Neto, Aécio Ferreira da Cunha, Maria Estela Kubitschek, auditor and representative of Deloitte Touche Tohamtsu; Aristóteles Luiz Menezes Vasconcellos Drummond, Beatriz Oliveira Fortunato, Luiz Guaritá Neto and Thales de Souza Ramos Filho, members of the Statutory Audit Committee; Flávio Decat de Moura and Celso Ferreira, Directors; Luiz Fernando Rolla and Ayres Augusto Álvares da Silva Mascarenhas, Superintendents; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 350th meeting of the Board of Directors.

Date, time and place: March 30, 2005, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Djalma Bastos de Morais / Secretary – Ary Ferreira Filho.

Summary of events: I- The Board approved the minutes of this meeting. II- The Board authorized: a) the signing of a Personnel Assignment Agreement with Companhia de Gás de Minas Gerais-GASMIG, for a period of sixty months, which may be extended by the signing of an amendment, with full reimbursement to CEMIG of all costs resulting from this assignment, the acts effected since January 1, 2005 being validated; b) the signing of a Personnel Assignment Agreement with Efficientia S.A., for a period of sixty months, which may be extended by the signing of an amendment, with full reimbursement to CEMIG of all costs resulting from this assignment, the acts effected since January 1, 2005 being validated; c) the signing of a Personnel Assignment Agreement with Rosal Energia S.A., for a period of sixty months, which may be extended by the signing of an amendment, with full reimbursement to CEMIG of all costs resulting from this assignment; and, d) the advance for future capital increase of Usina Termelétrica Barreiro S.A., in the amount of one million and ninety thousand reals, in order to honor the commitments undertaken as provided in the debt contract signed with Toshiba do Brasil S.A. for the construction of the Barreiro Thermoelectric Plant, this advance to be later submitted to the Annual GSM to be held in 2005, which shall decide upon the application of CEMIG’s profits. III- The Members of the Board Andréa Paula Fernandes, Andréa Leandro Silva, Haroldo Guimarães Brasil and José Augusto Pimentel Pessoa voted against the matter referring to the advance for future capital increase of said Usina Termelétrica Barreiro S.A. IV- The Chairman, the Members of the Board Andréa Paula Fernandes, Andréa Leandro Silva, Haroldo Guimarães Brasil and José Augusto Pimentel Pessoa, and Director Flávio Decat de Moura commented on general matters and business of interest to the Company. Participants: Members of the Board Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Andréa Leandro Silva, Fernando Lage de Melo, Francisco Sales Dias Horta and Guilherme Horta Gonçalves Júnior; Flávio Decat de Moura, Director; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

Extract from the minutes of the 351st meeting of the Board of Directors.

Date, time and place: April 15, 2005, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman – Wilson Nélio Brumer / Secretary – Ary Ferreira Filho.

Summary of events: I- The Board approved the minutes of this meeting. II – The Board authorized: a) CEMIG to act as surety for the loan contracts with Banco Credit Suisse First Boston, to the amount of 100% of the principal of up to R$75 million, plus monetary restatement and interest, and with Banco BNP Paribás, to the amount of 130% of the principal of up to R$80.9 million, in accordance with operations authorized by CRCA-016/2005 of Cemig GT and CRCA-017/2005 of Cemig D, ratifying the contract signed with Banco BNP Paribás on April 8, 2005 and validating the acts carried out by the Executive Committee as from that date; and, b) CEMIG to act as surety for the loan contracts with Banco do Brasil S.A., to the amount of 143% of the principal of up to R$126 million, in accordance with operations authorized by the Boards of Directors of Cemig GT and Cemig D, on April 15, 2005. III- The Board granted paid leave to the Distribution and Sales Director, José Maria de Macedo, for the periods from May 30 to June 13, and from November 16 to 30, 2005. IV- The Board ratified the signing of the Amendments to the Concession Contracts for Electric Power Distribution numbers 002, 003, 004 and 005/1997, relating to the Northern, Southern, Eastern and Western areas respectively, signed on July 10, 1997, with the National Electric Power Agency – ANEEL (Agência Nacional de Energia Elétrica), with the intervention of the Controlling Shareholder, dealing with the alteration to the calculation methodology adopted for passing on to the supply tariffs the costs associated with the purchase of power, the right to neutrality in passing on the costs of power purchased, guaranteed by the application of the Compensation Account for Variation in Electric Power Acquisition Costs (CVA), as provided in Law no. 10.848/2004 and Decree no. 5.163/2004, also altering the system for calculating the PIS/PASEP and Cofins contributions, excluding them from Portion B, so that same are shown separately in the respective electric power bills. V- The Members of the Board Andréa Paula Fernandes, Carlos Augusto Brandão, Haroldo Guimarães Brasil, Andréa Leandro Silva and José Augusto Pimentel Pessoa voted against the approval of the matter referring to the signing of the amendments to the above-mentioned Assignment Contracts for Electric Power Distribution. VI- The Chairman, the Vice-Chairman and the Members of the Board Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Andréa Leandro Silva, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; Flávio Decat de Moura, Director; and João Batista Zolini Carneiro, Assistant, all commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Andréa Leandro Silva, Francisco Sales Dias

Horta, Guy Maria Villela Paschoal; Flávio Decat de Moura, Director; João Batista Zolini Carneiro, Assistant; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

Extract from the minutes of the 352nd meeting of the Board of Directors.

Date, time and place: April 20, 2005, at 3:00 p.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Djalma Bastos de Morais / Secretary – Ary Ferreira Filho.

Summary of events: I- The Board approved the minutes of this meeting. II- The Board authorized the presentation, to BB Banco de Investimento S.A., of an indicative proposal, based upon an economic and financial evaluation that is being carried out by CEMIG, on a preliminary basis, for the purchase of 100% of the shareholder participations that SCHAHIN Engenharia Ltda. holds in the following electric power transmission concessionaires: Empresa Amazonense de Transmissão de Energia S.A.; Empresa Paraense de Transmissão de Energia S.A.; Empresa Catarinense de Transmissão de Energia S.A.; Empresa Norte de Transmissão de Energia S.A.; and Empresa Regional de Transmissão de Energia S.A.. In the event CEMIG qualifies for the later phase of due diligence, the definitive proposal shall be based on the Appraisal Report drawn up by a financial advisor, to be hired by CEMIG together with other specialized advisors who shall carry out a detailed analysis of the concessionaires’ asset position and financial, technical, legal and environmental situation. The indicative proposal shall contain a clause stating expressly that: 1- the presentation of this proposal does not imply an obligation to conclude the business, if same is not ratified after the due diligence process is carried out, the proponent being free of any penalty or obligation to indemnify; and, 2- the presentation of a definitive proposal, by CEMIG, shall be conditional upon prior authorization of this Board, and its terms and conditions shall prevail, for all purposes, over the terms and conditions of the indicative proposal, including with regard to the prices, which shall be based upon an appraisal report drawn up by a specialized institution. III- The Chairman and the Members of the Board Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Andréa Leandro Silva and Director Flávio Decat de Moura commented on general matters and business of interest to the Company. Participants: Members of the Board Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Andréa Leandro Silva, Fernando Lage de Melo, Francisco Sales Dias Horta, Guy Maria Villela Paschoal and Luiz Henrique de Castro Carvalho; Flávio Decat de Moura, Director; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

Extract from the minutes of the 353rd meeting of the Board of Directors.

Date, time and place: May 19, 2005, at 10:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary – Ary Ferreira Filho.

Summary of events: I- The Board approved the minutes of this meeting. II- The Board authorized: a) the advance settlement of the Contract for Purchase and Sale of Shares, signed with UHESC S.A., with the intervention of Pavarini Distribuidora de Títulos Mobiliários S.A., and the Executive Committee to carry out all acts and sign all instruments necessary for this settlement and the closing of UHESC S.A.’s operations; and, b) the signing of a Declaration of Commitment with COPASA, providing as follows: COPASA’s Commitments: to send to the National Electric Power Agency – ANEEL, immediately after the signing of the Technical and Financial Cooperation Agreement with Cemig GT, correspondence containing a request for the transfer to CEMIG of the exploitation authorizations for the Pai Joaquim Minor Hydroelectric Plant and the Barreiro Thermoelectric Plant enterprises, signed by the President of the companies Central Hidrelétrica Pai Joaquim S.A. and Central Termelétrica de Cogeração S.A.; to sign a Declaration of Rescission of the Shareholder Agreement of the companies Central Hidrelétrica Pai Joaquim S.A. and Central Termelétrica de Cogeração S.A., terminating all rights and obligations established therein, without any cost to any of the parties; and to undertake to transfer all shares, rights and obligations of the companies Central Hidrelétrica Pai Joaquim S.A. and Central Termelétrica de Cogeração S.A. to CEMIG or to any of the subsidiaries same shall indicate, and, together with CEMIG, to implement the best alternative for winding up said companies; and CEMIG’s Commitments: to make the investments for the installation of Sewerage and Sanitary Treatment Systems in the main towns of the Municipalities of Berilo, Cristália, Leme do Prado, Grão Mogol, Turmalina, Botumirim and José Gonçalves de Minas, through its subsidiary Cemig GT, under the conditions of the Technical and Financial Cooperation Agreement to be signed between said subsidiary and COPASA, after the signing of the Declaration of Commitment between COPASA and CEMIG. The Agreement shall contain a clause making its efficacy conditional upon the signing of said Declaration between CEMIG and COPASA, under the conditions established herein, as well as the sending to ANEEL, on the part of the shareholders CEMIG and COPASA, of correspondence containing a request for the transfer of the exploitation authorizations for the Pai Joaquim Minor Hydroelectric Plant and the Barreiro Thermoelectric Plant enterprises, to CEMIG or to any of the subsidiaries same shall indicate. III- The Board cancelled:  a)  CRCAs nos. 016/2005, 017/2005 and 018/2005, referring to the signing of Personnel Assignment Agreements with Companhia de Gás de Minas Gerais-GASMIG, Efficientia S.A. and Rosal Energia S.A., respectively, companies comprising the “CEMIG Group”; and b) CRCA-021/2005, granting annual paid leave to the Distribution and Sales Director, José Maria de Macedo, for the periods from June 13 to June 24 and from November 16 to December 3, 2005. IV- The Members of the Board Carlos Augusto Leite Brandão, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, José Augusto Pimentel Pessôa and Haroldo Guimarães Brasil voted against the matter referring to the signing of the Declaration of Agreement with COPASA mentioned in item II, sub-item “b”, above. V- The Chairman, the Vice-Chairman and the Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa, Director Flávio Decat de Moura and Superintendent Ayres Augusto Álvares da Silva Mascarenhas commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Antônio Luiz Barros de Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, José Luiz Alquéres, Maria Estela Kubitschek Lopes, Nilo Barroso Neto and Francisco Sales Dias Horta; Flávio Decat de Moura, Director; Ayres Augusto Álvares da Silva Mascarenhas, Superintendent; and Ary Ferreira Filho, Secretary.

Ary Ferreira Filho

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 357th meeting of the Board of Directors.

Date, time and place: August 3, 2005, at 10:30 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman - Wilson Nélio Brumer / Secretary – Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved: a) the signing of the Debt Assumption Act between Cemig, Cemig GT, Cemig D and Forluz, with a view to regulating the sharing, among the sponsors Cemig, Cemig GT and Cemig D, of the debt relating to the adjustment of reserves to be amortized for the Benefit (BD) and Settled (A) Plans, considering Cemig’s corporate reorganization and in compliance with Resolution CGPC 17/1996 of the Supplementary Social Security Management Council; all acts carried out by the signatories since January 1, 2005 being validated as from the signing of said Act; authorizing the constitution of a guarantee, in favor of Forluz, of credits of the sponsors deposited at Banco Itaú S.A., corresponding to any portion due and not paid in a period of over thirty days, this condition being provided in the Debt Assumption Act; the legal formalities necessary for the offering of the above-mentioned guarantee being fulfilled; b) the health assistance program for the members of the Company’s Executive Committee and their direct dependents; and, c) the minutes of this meeting. II- The Board authorized the initiation of a Public Tender Administrative Process for, as well as the hiring of, fixed telephone services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, for a period of twelve months, which may be extended by Amendment for up to forty-eight months, with a maximum limit of sixty months, in the form of Competitive Bidding. III- the Board granted the Executive President remunerated annual leave, for the period from September 8 to 16, 2005. IV- The Board ratified the signing of the First Amendment to Concession Contract for Electric Power Generation no. 007/1997, with the Federal Government as Granting Power, through the Ministry of Mines and Energy and the National Department of Waters and Electric Power (DNAEE), with the participation of Cemig’s Controlling Shareholder, with a view to regulating the extension of the concession period for the Igarapé Thermoelectric Plant for twenty years, as authorized by MME Administrative Order no. 47/2005; the regularization of the plant’s load, carried out under ANEEL Decision no. 411/2003; the inclusion of the Itutinga, Camargos, Salto Grande, Formoso and Morro do Camelinho Plants, already granted or authorized to Cemig; the correction of data relating to the Company’s different Concession Ownership Deeds; and the exclusion of the São Francisco do Glória Plant due to its having been decommissioned. V- The Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessoa abstained from voting on the matter relating to the authorization for the signing of the amendment to the concession contract for electric power generation, mentioned in item IV above. VI- The Chairman; the Vice-Chairman; the Members of the Board Andréa Paula Fernandes, Antônio Luiz Barros Salles, Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil and José Augusto Pimentel Pessoa; Flávio Decat de Moura, Director; Luiz Fernando Rolla, Superintendent; João Batista Zolini Carneiro, Assistant; and Márcio Maia Ribeiro, Advisor; all commented on general matters and business of interest to the Company. VII- The Member of the Board José Augusto Pimentel Pessôa left the room, during the presentation of updated data on the Minas PCH (Minor Hydroelectric Plant) Program, giving as a reason a conflict of interest in relation to the matter to be presented. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes, Alexandre Heringer Lisboa, Antônio Luiz Barros Salles, Carlos Augusto Leite Brandão, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Francisco Sales Dias Horta, Fernando Lage de Melo and Luiz Henrique de Castro Carvalho; Flávio Decat de Moura, Director; Luiz Fernando Rolla, Superintendent; João Batista Zolini Carneiro, Assistant; Márcio Maia Ribeiro, Advisor; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company

Name:	Companhia Energética de Minas Gerais – CEMIG

Head office address:	Av. Barbacena, 1200 – Bairro Santo
Agostinho
30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura
E-mail: flaviodecat@cemig.com.br
Telephone: 55-31-3299-4903
Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004

Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004
Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information

Event	Date
Submission to the São Paulo Stock Exchange
• for First Quarter	05/13/2005
• for Second Quarter	07/29/2005
• for Third Quarter	11/14/2005

Annual General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraordinary General Shareholders’ Meeting

Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Public Meeting with Analysts

Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005	APIMEC, Belo
	08:00 a.m.	Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005	APIMEC, São Paulo –
	04:00 p.m.	SP
Public meeting with analysts, open to other interested parties.	03/16/2005	APIMEC, Rio de
	05:00 p.m.	Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/17/2005	ABAMEC, Rio de
	08:30 a.m.	Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/18/2005	APIMEC, Brasília –
	08:00 a.m.	DF
Public meeting with analysts, open to other interested parties.	03/22/2005	APIMEC,
	08:30 a.m.	Florianópolis – SC
Public meeting with analysts, open to other interested parties.	03/22/2005	APIMEC, Porto
	05:00 p.m.	Alegre – RS
Public meeting with analysts, open to other interested parties.	03/31/2005	APIMEC, Fortaleza -
	06:00 p.m.	CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 at	Belo Horizonte – MG
	May 14th, 2005	visit to the Capim
Branco Power Plant
Public meeting with analysts, open to other interested parties.	04/08/2005	APIMEC, Belo
	06:00 p.m.	Horizonte – MG
Public meeting with analysts, open to other interested parties.	09/08/2005	APIMEC, Brasília –
	06:00 p.m.	DF
Public meeting with analysts, open to other interested parties.	10/08/2005	APIMEC, Porto
	06:00 p.m.	Alegre – RS
Public meeting with analysts, open to other interested parties.	11/08/2005	APIMEC, Rio de
	06:00 p.m.	Janeiro - RJ –
Public meeting with analysts, open to other interested parties.	12/08/2005	ABAMEC, Rio de
	06:30 p.m.	Janeiro- RJ
Public meeting with analysts, open to other interested parties.	19/08/2005	APIMEC, São Paulo –
	08:00 a.m.	SP
Public meeting with analysts, open to other interested parties.	23/08/2005	APIMEC – NE
Recife – PE – 08:00 a.m.
Fortaleza – CE - 06:00 p.m.
Public meeting with analysts, open to other interested parties.	21/09/2005	APIMEC,
	07:00 p.m.	Florianópolis - SC

Meeting of the Board of Directors

Subject	Date
348[a] Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	03/03/2005

Decisions:

1.               To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2.               To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a) To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b) To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c) To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3.               To grant annual leave to the Chief Energy Generation and Transmission Officer.

4.               To grant annual leave to the Chief Planning, Projects and Construction Officer.

5.               To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6.               To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors

Subject	Date
349[a] Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 03/17/2005

Decisions:

1.               Report of Management and Financial Statements for the business year of 2004.

2.               Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3.               Construction of the Irapé – Montes Claros low voltage transmission line.

4.               Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5.               Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6.               Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7.               Construction of the Irapé-Araçuaí low voltage transmission line.

Meeting of the Board of Directors

Subject	Date
350[a] Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/22/2005

Decisions:

1.               Advance against future capital increase of the Usina Termelétrica Barreiro S.A

2.               Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors

Subject	Date
351[a] Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/22/2005

Decisions:

1.               To grant annual paid leave to the Chief Distribution and Sales Officer.

2.               To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3.               To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4.               To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors

Subject	Date
352[a] Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/22/2005

Decisions:

Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors

Subject	Date
353[a] Board of Directors Meeting date	05/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/22/2005

Decisions:

1.               Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2.               Cancellation of PRCAs (proposals by the Board of Directors).

3.               Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4.               Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5.               Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors

Subject	Date
354[a] Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 06/10/2005

Decisions:

1.               Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2.               Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3.               Guarantee in the contracting of the loan for refinancing of the debt.

4.               Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors

Subject	Date
355[a] Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 07/08/2005

Decisions:

1)              Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2)              Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3)              Creation of a Public Interest Civil Organization (OSCIP).

4)              Payment of Interest on Equity.

5)              Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6)              Granting of annual paid leave to the Chief Corporate Management Officer.

7)              Granting of annual paid leave to the Executive Vice-Chairman.

8)              Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9)              Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10)        Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly- owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors

Subject	Date
356[a] Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 07/15/2005

Decisions:

Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors

Subject	Date
357[a] Board of Directors Meeting date	08/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 08/12/2005

Decisions:

1)     The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2)     The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3)     The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4)     The Health Assistance Program for the Members of the Executive Committee was approved.

5)     The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

Meeting of the Board of Directors

Subject	Date
358[a] Board of Directors Meeting date	08/25/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/25/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 08/25/2005

Decisions:

Cemig informs that there was no deliberation on the meeting of our Board of Directors.

Meeting of the Board of Directors

Subject	Date
359[a] Board of Directors Meeting date	09/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/19/2005
tSubmission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 09/29/2005

Decisions:

Authorization of the procedures necessary for presentation of the documentation for prequalification of Cemig in Auction 001/2005, for grant of a concession to provide public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the basic grid network, as specified in the Invitation to Bid published on August 15, 2005.

Meeting of the Board of Directors

Subject	Date
360[a] Board of Directors Meeting date	09/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	Up to 10/10/2005

Proposals for Decisions by the Board of Directors:

1.               Payment of Interest on Equity.

2.               Revision of the Budget Proposal for 2005.

3.               Renegotiation of the terms of the first series of Cemig’s first issue of non-convertible debentures: Publication of the terms and signature of the amendment to the private deed of public issuance of debentures.

4.               Advance against future capital increase in Cemig Trading S.A.

5.               Binding proposal for acquisition of Gás Brasiliano Distribuidora S.A.

6.               Renegotiation of the debt agreement with Minasfer S.A.

7.               Alteration of the period of vacations of the Chief Corporate Management Officer.

Meeting of the Board of Directors – DATE FORECAST

Agenda	Date
Sundry matters	10/27/2005
Sundry matters	12/01/2005
Sundry matters	12/15/2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY
CNPJ 17.155.730/0001-64

Market announcement

Cemig (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with share securities traded on the stock exchanges of New York, Madrid and São Paulo, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, and in accordance with Instructions 358 and 359 of the Brazilian CVM (Securities Commission) of 3 January and 22 January 2002 respectively, that in the trading session of September 21, 2005 the position of Morgan Stanley Uruguay Ltda., a foreign investor under Resolution 2689/00 of the Brazilian National Monetary Council, reached the equivalent of 5.03% of the nominal preferred shares of Cemig (Companhia Energética de Minas Gerais).

This percentage represents the aggregate of the Investor’s holding of 2,603,500,952 nominal preferred shares, under the above-mentioned Resolution, and its position in American Depositary Receipts (ADRs) held outside Brazil, of 1,983,984 ADRs (corresponding to 1,983,984,000 nominal preferred shares) – which together represent a total of 5.03% of the company’s nominal preferred shares.

We also advise the public that the acquisition referred to is a minority investment which does not alter the composition of the controlling interest in Cemig, nor result in any change in its administrative structure.

Belo Horizonte, September 27, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Begun on :            29 September 2005

Completed on :  3 October 2005

The Board of Directors decided the following matters:

1.     Approval of the revised Budget Proposal for 2005.

2.     Authorization for publication of the terms for renegotiation of the first series of Cemig’s first issue of non-convertible debentures and for the signature of the amendment to the private deed of public issuance of debentures.

3.     Authorization for advance against future capital increase in Cemig Trading S.A., in the amount of R$ 120,298.00.

4.     Authorization for signature of a letter of commitment with White Martins Gazes Industriais to establish the commitment to present, jointly, to Banco Santander a binding proposal for acquisition of the company Gás Brasiliano Distribuidora S.A. and to establish substantially the relationship between the parties, in the event that they are declared joint winners of the acquisition bid; and authorization to present the above-mentioned binding proposal to Banco Santander.

5.     Authorization for renegotiation of the debt agreement with Minasfer S.A.

6.     Authorization for alteration of the period of vacations of the Chief Corporate Management Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: October 4, 2005